

June 8, 2015

<u>Via E-mail</u>
Mr. Timothy J. Wiggins
Chief Financial Officer
DeVry Education Group Inc.
3005 Highland Parkway
Downers Grove, IL 60515

     Re: **DeVry Education Group Inc.**
               Form 10-K for the Year Ended June 30, 2014
               Filed August 27, 2014
               Form 10-Q for the Quarter Ended March 31, 2015
               File No. 1-13988

Dear Mr. Wiggins:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Terry French for

               Larry Spirgel
               Assistant Director